Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

September 26, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

RE:	Equifax Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06605

Dear Mr. Spirgel:

Equifax Inc. (the “Company,” “Equifax”, “we,” “our,” or “us”) is pleased to provide this supplemental information with respect to our initial response dated August 12, 2013 to your letter dated July 30, 2013. For your convenience, we have restated in full your comment to which this supplemental information applies.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

2. We note your indefinite lived asset related to contractual/territorial rights to operate in certain territories acquired through the purchase of independent credit reporting agencies in the US and Canada. Please explain the nature of these rights in greater detail.

Company Response: In response to our telephone conversation on September 23, 2013, and your request for us to provide a written response, the second and third paragraphs below have been added to, and the fourth paragraph below modified from, our original response to provide further information with respect to the renewal periods and our termination rights with respect to our former CRA affiliation agreements, and the indefinite-lived nature of our contractual/territorial right assets.

Historically, our principal competition in the credit reporting industry consisted of two, well-capitalized credit reporting agencies (CRAs) as well as a small number of regional CRAs which typically had affiliation agreements with one of the three national CRAs. The CRAs maintained credit information about individuals in defined geographic areas (territories) in the United States. We originally established our presence as a national provider of credit information services by signing affiliation agreements with regional CRAs in territories where we did not have credit information about the individuals within a respective territory. These affiliation agreements provided the regional CRA with the contractual right to utilize the Equifax trade name when selling the credit information about individuals residing within their territory. In addition, each affiliate had the exclusive perpetual right to sell the credit information of each participating Equifax affiliate to its own customers in their territory. Through these agreements, Equifax obtained the ability to sell credit information of individuals throughout the United States to customers in the Equifax owned territory. The affiliation agreements required that the owner of the credit information be paid the majority of the fee charged when their credit information was sold, with the seller of the credit information retaining a smaller portion of the fee.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 26, 2013

Our affiliation agreement with CSC Credit Services, Inc., the last and largest of our CRA affiliates which we acquired in 2012, included an “evergreen” clause providing for automatic renewal after the initial ten-year term for successive ten-year terms, indefinitely, unless CSC provided written notice to us of its election to terminate by a specified period of time prior to the end of the applicable term. Equifax did not have the right to cancel the agreement without cause. Numerous other affiliation agreements, all of which were terminated prior to 2006, also included “evergreen” clauses providing for automatic renewal after the initial five to ten-year term and successive renewal terms, and generally included the right of either party to terminate without cause at the end of the applicable initial or renewal term, or for cause (as defined in the agreement) at any time upon specified notice to the other party.

Upon our acquisition of an affiliate, in accordance with the guidance in ASC 805, we recorded a territorial right asset as it was considered a separable intangible asset. The contractual/territorial right intangible assets represent the estimated fair value of our right to operate as a CRA in territories where we would otherwise not have been able to operate given the affiliate arrangements. Our ability to control and utilize the asset is indefinite for the reasons summarized in our correspondence with the SEC Staff in our comment letter response dated August 10, 2006. We have operated CRAs in territories for over 100 years and there is no indication there will be such a significant change to the credit reporting industry that would suggest a finite life with respect to our continued ability to operate. We also considered, and continue to consider, the regulatory environment which does not limit our continued ability to operate as a CRA.

By acquiring our affiliate regional CRAs, we also acquired the credit files, the fair value of which is separately identified and amortized over a 15 year expected useful life.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8440. My fax number is (404) 885-8087.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
John J. Kelley III, Corporate Vice President and Chief Legal Officer
Joseph A. King, Ernst & Young LLP

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